245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 12, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Rutland Square Trust II (the trust): File Nos. 333-139427 and 811-21991

Strategic Advisers Tax-Sensitive Short Duration Fund

CIK: 0001364924

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Rutland Square Trust II (the "Trust") hereby requests the withdrawal of post-effective amendment no. 60 to its registration statement filed under the Securities Act of 1933 and amendment no. 63 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 10/10/2017 (Accession No. 0001379491-17-006652) and were filed to add a new series to the Trust, Strategic Advisers Tax-Sensitive Short Duration Fund (the "Fund").

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/John Hitt

John Hitt

Secretary of the Trust